For Immediate Release

Contact:
Yongye International	CCG Investor Relations
Ms. Kelly Wang	Mr. Athan Dounis
Finance Director – Capital Markets	Phone: +1-646-213-1916
Phone: +86-10-8231-9608	Email: athan.dounis@ccgir.com
E-mail: ir@yongyeintl.com

Ms. Wendy Xuan – Business Associate
Phone: +86-10-8232-8866 x 8827
E-mail: ir@yongyeintl.com

Yongye International Announces Third Quarter 2010 Results

BEIJING, China, November 15, 2010- Yongye International, Inc. (NASDAQ: YONG) (“Yongye” or the “Company”), a leading manufacturer, developer and distributor of "Shengmingsu" brand plant and animal nutrient products in China, today reported its financial results for the quarter ended September 30, 2010.

Third Quarter 2010 Highlights
▪	Sales increased 145.1% to $71.8 million
▪	Gross profit increased 165.8% to $42.1 million
▪	Gross margin increased 460 basis points to 58.7%
▪	Operating income increased 77.1% to $20.8 million
▪	Net income attributable to Yongye was $17.6 million, or $0.37 per diluted share, compared to a net loss of $7.0 million in the same period last year
▪
Adjusted net income attributable to Yongye, which excludes the impact of non-cash items related to a change in the fair value of derivative liabilities of $12,077 and amortization of the acquired Hebei customer list of $674,622, was $18.3 million, or $0.39 per diluted share, compared to $8.8 million, or $0.27 per diluted share, in the same period last year*

▪	The number of independently owned, Yongye-branded stores increased to 21,925 from 9,110 stores at the end of 2009
▪	Opened a new production facility in Wuchuan County, Hohhot, Inner Mongolia
▪	Entered into two new revolving credit facilities totaling RMB 400 million (approximately $59 million)
▪	Days sales outstanding decreased by 44 days to 82 days
▪	Operating cash flow reached almost breakeven at ($0.2) million, an improvement from ($1.1) million in the prior year period

“During the third quarter we saw continued strong growth in demand for our Shengmingsu products in both our traditional and new provinces,” stated Mr. Zishen Wu, Chief Executive Officer. “We added over 3,000 independently owned Yongye-branded stores to our network in the quarter. We made significant investments in our training programs for branded store owners and our distributors to build a more solid foundation for future growth. We are also pleased to report that after the acquisition of the customer list from our previous distributor, our Shengmingsu business in Hebei, our largest province, has been developing very well. Sales from Hebei increased 474% year-over-year in the third quarter and 96% year-over-year during the first nine months of this year.  Our post-acquisition gross margin in Hebei was 63%, which surpassed our original pre-acquisition forecast of 60%.”

Third Quarter 2010 Results
Revenue for the three months ended September 30, 2010, was $71.8 million compared to $29.3 million for the same period in 2009, an increase of 145.1%. The increase in revenue was due to higher sales penetration in existing markets and the continued expansion of the Company's distribution network.  In addition, after the acquisition of the Hebei customer list, the Company is selling its products at a higher price directly to lower level distributors in Hebei, which is Yongye’s largest regional market in China, representing approximately 30% of the Company’s revenues in the third quarter of 2010. As of September 30, 2010, Yongye had 21,925 independently owned Yongye-branded stores in its network, compared to 18,700 at the end of the second quarter.

Gross profit was $42.1 million compared to $15.8 million for the same period last year, an increase of 165.8%. Gross margin was 58.7% compared to 54.1% in the same period last year. The 460 basis point increase in gross margin was primarily the result of increasing economies of scale and higher gross margins from the Company’s sales in Hebei following the acquisition of the customer list.

Selling, general and administrative ("SG&A") expenses including research and development (“R&D”) expenses were $21.3 million, or 29.7% of sales, compared to $4.1 million, or 13.9% of sales, in the same period last year. This increase in SG&A was primarily due to an increase of $6.5 million in advertising expenses that resulted from promotional activities that commenced in 2010, as the Company entered into more geographic markets and conducted several nationwide joint television programs with China Central Television Station (CCTV); an increase in amortization expenses of $1.1 million, of which $674,622 is from amortization of the acquired Hebei customer list; and an increase in training expenses of $4.7 million for branded store owners, distributors and staff education. In addition, the Company incurred $2.1 million of R&D expenses, which consists of expenses related to making investments in future new products and conducting various field tests in the Company’s new sales territories. Operating income was $20.8 million compared to $11.8 million in the same period last year, an increase of 77.1%.

Mr. Wu added, “We engaged in additional advertising and promotional activities during the quarter as we conducted business in more provinces and carried out a nationwide marketing campaign through premium media outlets. We believe these initiatives were effective in reaching our customers, helping to drive our sales and expand our brand awareness. Given our very rapid growth to date, we have decided to increase our investment in education and training for our branded store owners and distributors. For example, over the summer, we had over 4,000 of our branded store owners and distributors participate in our recent training programs in Hohhot. We are committed to maintaining the quality of our distribution network and customer experience as we grow our branded store network and geographic coverage.”

Net income attributable to Yongye was $17.6 million, or $0.37 per diluted share, compared to a net loss attributable to Yongye of $7.0 million in the third quarter of 2009. The Company recorded non-cash items related to a change in the fair value of derivative liabilities of $12,077 and amortization of the acquired Hebei customer list of $674,622 in the third quarter of 2010. Excluding the impact of these non-cash items, adjusted net income attributable to Yongye was $18.3 million, or $0.39 per diluted share, compared to adjusted net income attributable to Yongye of $8.8 million, or $0.27 per diluted share in the same period last year.(*)

(*) See the table following this press release for a reconciliation of net income and diluted EPS to exclude non-cash items related to a change in the fair value of derivative liabilities and amortization of the acquired Hebei customer.

First Nine Months 2010 Results
Revenue for the nine months ended September 30, 2010, was $186.1 million compared to $88.0 million for the same period in 2009, an increase of 111.5%. Gross profit was $106.0 million compared to $46.7 million for the same period last year, an increase of 126.9%. Gross margin was 57.0% compared to 53.1% in the same period last year.

Selling, general and administrative expenses including R&D were $49.7 million, or 26.7% of sales, compared to $15.7 million, or 17.8% of sales, in the same period last year. Operating income was $56.3 million compared to $31.0 million in the same period last year, an increase of 81.5%.

Net income attributable to Yongye was $46.2 million, or $1.01 per diluted share, compared to net income of $2.3 million, or $0.08 per diluted share, in the same period last year. The Company recorded non-cash items related to a change in the fair value of derivative liabilities of $157,393 and amortization of the acquired Hebei customer list of $674,622 in the first nine months of 2010. Excluding the impact of these non-cash items, adjusted net income attributable to Yongye was $46.7 million, or $1.03 per diluted share, compared to adjusted net income attributable to Yongye of $23.2 million, or $0.78 per diluted share in the same period last year.(*)

(*) See the table following this press release for a reconciliation of net income and diluted EPS to exclude non-cash items related to a change in the fair value of derivative liabilities and amortization of the acquired Hebei customer.

Financial Condition
As of September 30, 2010, the Company had $25.0 million in cash compared to $65.5 million as of December 31, 2009. Days sales outstanding decreased by 44 days to 82 days for the three months ended September 30, 2010 from 126 days in the same period last year as result of the Company’s increased efforts in cash collection.  Working capital was $123.7 million, compared to $107.8 million at the end of 2009. As of September 30, 2010, the Company had only $0.4 million in long-term debt. Stockholders' equity totaled $215.5 million as of September 30, 2010, compared to $132.6 million at the end of 2009.

Mr. Wu continued, “There is a strong seasonality to our business with 70% to 80% of full year sales occurring in the second and third quarters. As such, we have historically had significant inventory needs. Our inventory level is determined by our management team based on our market assessment and confidence in future sales. We provide our key distributors up to six months credit terms and our very rapid sales growth means we have also seen an increase in our accounts receivable. That said, we believe we have secure accounts receivable. We have no bad debt in this regard and no accounts receivable outstanding over six months. Additionally, the efficiency of our cash collection efforts continued to improve this quarter as evidenced by our improved days sales outstanding for the quarter.

“We have a positive operating cash flow trend. We were very close to operating cash flow breakeven in the third quarter and expect to become operating cash flow positive in the fourth quarter. We have also significantly enhanced our borrowing power by securing lines of credit from commercial banks to help manage our working capital needs.”

Recent Developments
▪	In October 2010, the Company granted 1,183,667 restricted shares to management and independent directors in accordance with Yongye’s 2010 Omnibus Securities and Incentive Plan.
▪
In September 2010, the Company received "The Best Practice Award of Harvard Business Review" by Harvard Business Review China, recognizing the Company’s effective strategy and execution in the Chinese agriculture industry.

▪	In September 2010, the Company entered into two new revolving credit facilities totaling RMB 400 million (approximately $59 million).
▪
In August 2010, the Company opened a new production facility in Wuchuan County, Hohhot, Inner Mongolia., which is expected to be operational by year end. The Company's new facility is capable of producing 20,000 tons per annum of Shengmingsu plant nutrient product and 10,000 tons per annum of Shengmingsu animal nutrient product, for a total production capacity of 30,000 tons per annum.

▪
In July 2010, the Company announced it increased the annual production capacity of its existing plant nutrient production line from 10,000 tons to 15,000 tons as a result of streamlining its production process and upgrading its manufacturing equipment

▪	In July 2010, the Company acquired the Shengmingsu distribution network from its provincial level distributor in Hebei Province which is solely comprised of a customer list.

Business Outlook
For full year 2010, the Company expects revenues of between $200 million and $205 million, representing an increase of 103.9% and 109.0%, respectively, over last year’s revenue of $98.1 million. The Company expects adjusted net income attributable to Yongye, which excludes the impact of certain non-cash expenses such as the change in fair value of derivative liabilities, share-based compensation and amortization of the acquired Hebei customer list, of between $50 million, or $1.07 per diluted share, and $52 million, or $1.12 per diluted share, representing an increase of between 90.8% and 98.4%, respectively, over 2009 adjusted net income attributable to Yongye of $26.2 million, or $0.84 per diluted share. The Company increased its year-end target to at least 24,000 for the number of independently owned, Yongye-branded stores selling Yongye's Shengmingsu products, which represents a 163% increase over the 2009 year-end figure of 9,110.

Yongye is in the process of securing governmental approvals to close its previously announced acquisition of the development rights of a lignite coal resource project. The Company’s new production facility is currently in trial runs and is expected to launch normal operations by year end.

Mr. Wu concluded, "We are pleased to have already achieved our previously issued full year revenue guidance one quarter early. This reflects the robust demand for our product in the market and the success of our integrated marketing approach. As a result, we have raised our revenue and adjusted net income guidance for the full year.  Primarily due to the significant investments in training for branded store owners and other distributors that we made during the third quarter, we do not expect our full year 2010 selling expenses as a percentage of revenues to fall within the range of between 15% and 17% that we had previously indicated. However, we are actively evaluating the effectiveness of our training initiatives and based on our current estimates of optimal spending in this area we are confident that we will be able to keep our selling expenses excluding amortization of acquired customer list at no more than 20% of revenues.

“Overall, we remain confident in our business prospects. We expect sustained sales growth in both our traditional and new provinces. We expect our new state-of-the-art production facility, which we believe is the best of its kind in China, to launch normal operations later this quarter. We also are confident that we will complete the remaining requirements to receive government approvals for the acquisition of our lignite coal resource project. These facilities will help fulfill our anticipated increase in future market demand for our Shengmingsu products. We continue to expect to achieve at least a 50% annual growth rate in revenue in 2011 and 2012.”

Conference Call
The Company will host a conference call at 10:00 a.m. Eastern Time on Tuesday, November 16, 2010, to discuss its third quarter 2010 results. To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: (877) 407-5374. International callers should dial +1 (702) 894-2288. The conference pass code is 2230 9664. For those who are unable to participate in the conference call at the time of the call, a replay will be available for 14 days after the call is held. To access the replay, please dial (800) 642-1687. International callers should dial +1 (706) 645-9291. The replay pass code is 2230 9664.

Use of Adjusted Financial Measures
GAAP results for the three months ended September 30, 2010 include non-cash items related to a change in the fair value of derivative liabilities and amortization of the acquired Hebei customer list. To supplement the Company's condensed consolidated financial statements presented on a GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this release. It is a departure of U.S. GAAP; however, the Company's management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company's historical performance. A reconciliation of the adjustments to GAAP results appears in the table accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Yongye International
Yongye International is a Chinese agricultural nutrient company headquartered in Beijing, with its production facilities located in Hohhot, Inner Mongolia, China. Yongye markets two lines of organic nutrient products: a liquid nutrient product which is sprayed on plants and a powder nutrient product which is added to animal feed. Both products are sold under the brand name “Shengmingsu,” which means “life essential” in Chinese. The Company's patented and patent pending formulas and proprietary extraction processes allow it to create products that increase crop yields and improve the health of livestock. The Company sells its products primarily to provincial or regional level distributors, who then channel those products to a carefully selected network of independently owned Yongye-branded stores in China. For more information, please visit the Company’s website at http://www.yongyeintl.com.

Safe Harbor Statement
This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on the SEC's website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

– Financial Tables Follow –

YONGYE INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Sales	$71,752,069	$29,279,473	$186,101,173	$87,986,792
Cost of sales	29,639,662	13,435,326	80,095,965	41,274,810
Gross profit	42,112,407	15,844,147	106,005,208	46,711,982

Selling expenses	15,574,981	2,644,715	38,206,314	11,715,707
Research and development expenses	2,170,951	69,871	4,509,847	1,482,888
General and administrative expenses	3,530,638	1,365,075	6,996,584	2,495,797

Income from operations	20,835,837	11,764,486	56,292,463	31,017,590

Other income/(expenses)
Interest expense, net	(6,612)	(9,080)	(21,341)	(25,538)
Government subsidy	1,427,259	185,039	1,751,732	237,366
Other income/(expenses), net	2,067	(10,446	(84,294)	(50,036)
Change in fair value of derivative liabilities	(12,077)	(15,836,189)	157,393	(20,905,136)

Total other income/ (expenses), net	1,410,637	(15,670,676)	1,803,490	(20,743,344)

Earnings /(losses) before income tax expense	22,246,474	(3,906,190)	58,095,953	10,274,246

Income tax expense	3,705,985	3,089,047	9,389,307	7,836,270

Net income/(loss)	18,540,489	(6,995,237)	48,706,646	2,437,976

Less: Net income attributable to the noncontrolling interest	962,222	46,028	2,511,385	128,284

Net income/(loss) attributable to Yongye International, Inc.	$17,578,267	$(7,041,265)	$46,195,261	$2,309,692

Earnings per share:
Basic	$0.37	$(0.22)	$1.02	$0.08
Diluted	$0.37	$(0.22)	$1.01	$0.08
Weighted average shares used in computation:
Basic	47,130,522	32,730,054	45,423,109	29,926,052
Diluted	47,248,570	32,730,054	45,541,985	29,926,052

YONGYE INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	September 30, 2010	December 31, 2009
Current assets
Cash	$24,967,963	$65,518,181
Restricted cash	40,000	-
Accounts receivable, net of allowance for doubtful accounts	75,643,791	6,161,796
Inventories	39,932,889	42,033,261
Prepayments	9,453,220	6,211,896
Prepaid expenses	843,515	112,879
Other receivables	232,627	383,841
Total Current Assets	151,114,005	120,421,854

Property, plant and equipment, net	16,977,565	9,156,915
Intangible assets, net	23,980,305	85,058
Land use right, net	4,186,126	4,166,987
Prepayment for mining project	29,381,466	-
Other assets	7,553,159	2,029,012
Goodwill	10,152,408	9,945,862
Total Assets	$243,345,034	$145,805,688
Current liabilities
Short-term bank loan	$-	$2,925,174
Long-term loans and payables - current portion	462,178	331,693
Accounts payable - related party	-	880,026
Accounts payable - third parties	725,074	344,774
Income tax payable	7,875,660	4,082,424
Advance from customers	1,446,210	29,157
Accrued expenses	10,947,119	479,609
Due to a related party	-	1,663,191
Other payables	5,113,861	553,286
Derivative liabilities – fair value of warrants	837,663	1,380,205
Total Current Liabilities	27,407,765	12,669,539

Long-term loans and payables	443,808	545,327
Total Liabilities	27,851,573	13,214,866

Equity
Common stock: par value $.001; 75,000,000 shares authorized; 48,187,044 shares issued and outstanding at September 30, 2010 and 44,532,241 shares issued and outstanding at December 31, 2009	48,187	44,532
Additional paid-in capital	140,289,199	118,583,308
Subscription receivable	-	(8,550,000)
Retained earnings	61,701,706	15,506,445
Accumulated other comprehensive income	4,083,848	329,139
Total equity attributable to Yongye International, Inc.	206,122,940	125,913,424
Noncontrolling interest	9,370,521	6,677,398
Total Equity	215,493,461	132,590,822

Total Liabilities and Equity	$243,345,034	$145,805,688

YONGYE INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30, 2010	September 30, 2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$48,706,646	$2,437,976
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,249,302	385,337
Reversal of bad debt provision	-	(305,338)
Change in fair value of derivative liabilities	(157,393)	20,905,136
Changes in operating assets and liabilities:
Accounts receivable-related party	-	23
Accounts receivable-third parties	(68,136,061)	(40,270,694)
Inventories	2,932,733	(10,190,333)
Prepayments	(3,102,063)	(116,740)
Prepaid expenses	(719,328)	65,754
Other receivables	156,678	366,797
Other assets	(5,954,038)	-
Accounts payable-related party	(880,505)	5,569,674
Accounts payable-third parties	352,970	6,625,498
Income tax payable	3,626,988	7,065,369
Advance from customers	1,391,839	(1,733,928)
Accrued expenses	10,250,425	2,223,070
Other payables	(59,319)	130,644
Net Cash Used in Operating Activities	(9,341,126)	(6,841,755)

CASH FLOWS FROM INVESTING ACTIVITIES
Change in restricted cash	(40,000)	-
Prepayment for mining project	(28,866,259)	-
Proceeds from sale of property, plant and equipment	92,629	-
Purchase of property, plant and equipment	(6,464,728)	(2,655,816)
Purchase of property, plant and equipment-related party	(1,663,769)	-
Net Cash Used in Investing Activities	(36,942,127)	(2,655,816)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	-	276,331
Repayment of long-term loans and payables	(447,800)	(121,877)
Repayment of short-term loans	(2,925,675)	-
Proceeds from common stock issued	8,550,000	9,222,157
Proceeds from warrants exercised	84,397	-
Payment for common stock issuance costs	-	(836,456)
Net Cash Provided by Financing Activities	5,260,922	8,540,155

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	472,113	(11,653)
NET DECREASE IN CASH	(40,550,218)	(969,069)
Cash and cash equivalent at beginning of period	65,518,181	4,477,477
Cash and cash equivalent at end of period	$24,967,963	$3,508,408

Supplemental cash flow information:
Cash paid for income taxes	$5,765,758	$770,652
Cash paid for interest expense	$70,960	$33,236

YONGYE INTERNATIONAL, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL DATA

	Three Months Ended September 30, 2010		Three Months Ended September 30, 2009
	Net Income	Diluted EPS	Net Income	Diluted EPS
Adjusted Amount	$18,264,966	$0.39	$8,794,924	$0.27
Change in fair value of derivative liabilities	$12,077		$15,836,189
Amortization of the acquired Hebei customer list	$674,622		-
GAAP amount per consolidated statement of income	$17,578,267	$0.37	$(7,041,265)	$(0.22)
Weighted average number of shares - diluted	47,248,570		32,730,054

	Nine Months Ended September 30, 2010		Nine Months Ended September 30, 2009
	Net Income	Diluted EPS	Net Income	Diluted EPS
Adjusted Amount	$46,712,490	$1.03	$23,214,828	$0.78
Change in fair value of derivative liabilities	$(157,393)		$20,905,136
Amortization of the acquired Hebei customer list	$674,622		-
GAAP amount per consolidated statement of income	$46,195,261	$1.01	$2,309,692	$0.08
Weighted average number of shares - diluted	45,541,985		29,926,052